October 6, 2008

Via EDGAR and Overnight Mail

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4561

Attn: Ms. Kathleen Collins

Re:	Arbinet-thexchange, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
File No.: 000-51063

Dear Ms. Collins:

This letter is in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 8, 2008 (the “Letter”) to William M. Freeman, the former President and Chief Executive Officer of Arbinet-thexchange, Inc. (the “Company”), with respect to the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) which was filed with the Commission on March 17, 2008.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. For reference purposes, the text of the comments has been reproduced below and the Company’s response follows it.

General

Comment No. 1

We have reviewed response to prior comments 1 and 2 and believe that disclosure is warranted in future reports on Form 10-K regarding your business activities in Iran and Sudan. We note your statement that the Company only does a very small amount of business with 5 telecommunications carriers in Iran and Sudan. However, as you indicate that you have historical business activities in Iran and Sudan, which have been identified as state sponsors of terrorism, we believe relevant disclosure on these activities is appropriate in the Company’s business discussion for investors to determine whether or not the information is material.

Response to Comment No. 1

We respectfully advise the Staff that we will provide disclosure of these business activities in future filings.

Consolidated Statements of Operations, page F-4

Comment No. 2

We note from your response to prior comment 5 that the Company classifies indirect cost of revenues for both trading and fee revenue as “operations and development” expense. Please tell us why you have not classified these expenses as cost of revenues and tell us how you considered providing breakdown of such expenses between cost of trading revenues and cost of fee revenues. Also, it is not clear from your response how you determined that your current disclosures comply with Rule 5-03(b) of Regulation S-X. Please explain further or revise your disclosures accordingly.

Response to Comment No. 2

We respectfully advise the Staff that we will classify “operations and development” expenses as cost of revenues in future filings. As discussed with the Staff, it is impracticable to breakdown such expenses between cost of trading revenues and cost of fee revenues.

Note 1. Business and Summary of Significant Accounting Policies

Concentration of Credit Risk, page F-10

Comment No. 3

We note your response to our prior comment 6 where you indicate that the Company will revise your future filings to include additional disclosures outlining your conclusions that the Company’s SVB agreement does not qualify for sale accounting. Please also tell us how you considered including the disclosure requirements of paragraph 17(a)(2) of SFAS 140.

Response to Comment No. 3

We respectfully advise the Staff that we will modify our existing footnote disclosure under SFAS 140 paragraph 17.a.(2). Our proposed footnote disclosure will read as follows:

In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—A Replacement of FASB Statement 125”, the Company records the proceeds from the sale of receivables under the SVB Receivable Agreement as a liability until sums received from members are remitted to SVB. As of December 31, 2006 and 2007, approximately $8,078 and $285 of proceeds from the sale of receivables are reflected in “Trade Accounts Receivable” and “Due to Silicon Valley Bank” in the accompanying balance sheets.

Note 8. Segment Reporting, page F-18

Comment No. 4

We note from your response to prior comment 7 that your disclosure geographic information pertaining to revenue on page F-7 through F-14 of the 2007 Form 10-K. However, it appears that you provide such information only for your total fee revenues on page F-10 and not for your total trading revenues, which were 91% of total revenues for fiscal 2007. Tell us how you considered providing geographic information for total revenues pursuant to paragraph 38(a) of SFAS 131.

Response to Comment No. 4

We respectfully advise the Staff that we will provide geographic information for total revenues in future filings.

Note 14. Goodwill and Intangible Assets, page F-27

Comment No. 5

We note your response to our prior comment 9 where you refer to the disclosures on pages F-27 and F-28 of the 2007 Form 10-K, which indicate that the Company recognized an impairment charge of $2.3 million to write down the “intangible and long-lived assets” of Broad Street Digital. It is not clear from such disclosures, however, that the impairment charge recorded also included a write-down of goodwill. In the future, please revise to include the disclosures required by paragraph 45(c) of SFAS 142 so to avoid any potential confusion with regards to your impairment charges.

Response to Comment No. 5

We respectfully advise the Staff that we will revise our future filings to include the disclosures required by paragraph 45(c) of SFAS 142.

Other Matters

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

If you should have any questions concerning the enclosed matters, please contact John B. Wynne, Jr. at (732) 509-9230 or the undersigned at (732) 509-9240.

Very truly yours,

/s/ W. Terrell Wingfield, Jr., Esq.

W. Terrell Wingfield, Jr., Esq.

cc:	Shawn F. O’Donnell, Arbinet-thexchange, Inc.
John B. Wynne, Jr., Arbinet-thexchange, Inc.
Suzanne Murray, Esq., Goodwin Procter LLP